                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*

                        Mendocino Brewing Company, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                  586579 10 4
________________________________________________________________________________
                                (CUSIP Number)

                             Paul J. Tauber, Esq.
                      Coblentz, Patch, Duffy & Bass, LLP
                         222 Kearny Street, 7th Floor
                     San Francisco, California 94108-4510
                                (415) 391-4800
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 30, 1999
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 586579 10 4                                    PAGE  1 OF 25 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      United Breweries of America, Inc. ("UBA")
      Tax Identification Number:    68-0393017
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      Not Applicable
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
                          3,274,528 shares of common stock, except that Dr.
                          Vijay Mallya ("Mallya") may be deemed to have shared
                          power to vote these shares because UBA is owned by a
                          foreign corporation, the shares of which are
                          controlled by fiduciaries who may exercise discretion
                          in favor of Mallya amongst others. The 3,274,528
                          shares include 186,710 shares that are issuable upon
                          the conversion of the convertible note of the issuer
                          in favor of UBA. Additional convertible notes may be
                          issued in favor of UBA which, if issued, would be
     NUMBER OF            convertible for up to an additional 346,623 shares of
                          common stock.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          See response to Row 7.
     OWNED BY      -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       EACH          9
                          3,274,528 shares of common stock, except that Mallya
    REPORTING             may be deemed to have shared power to dispose of these
                          shares because the shares of UBA are owned by a
      PERSON              foreign corporation, the shares of which are
                          controlled by fiduciaries who may exercise discretion
       WITH               in favor of Mallya amongst others. The 3,274,528
                          shares include 186,710 shares that are issuable upon
                          the conversion of the convertible note of the issuer
                          in favor of UBA. Additional convertible notes may be
                          issued in favor of UBA which, if issued, would be
                          convertible for up to an additional 346,623 shares of
                          common stock.
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          See response to Row 9.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,274,528 shares of common stock. The 3,274,528 shares include 186,710 shares that are issuable upon the conversion of the convertible note of the issuer in favor of UBA. Additional convertible notes may be issued in favor of UBA which, if issued, would be convertible for up to an additional 346,623 shares of common stock.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      Not Applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      58.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 586579 10 4                                    PAGE  2 OF 25 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dr. Vijay Mallya ("Mallya")
      Social Security Number:                Not Applicable
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      India
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
                          0
                   -----------------------------------------------------------
                          SHARED VOTING POWER
                     8
                          3,274,528 shares of common stock, all of which are
                          directly owned by UBA. Mallya may be deemed to have a
                          Shared Power to vote the shares because UBA is owned
                          by a foreign corporation, the shares of which are
                          controlled by fiduciaries who may exercise discretion
     NUMBER OF            in favor of Mallya amongst others. The 3,274,528
                          shares include 186,710 shares that are issuable upon
      SHARES              the conversion of the convertible note of the issuer
                          in favor of UBA. Additional convertible notes may be
   BENEFICIALLY           issued in favor of UBA which, if issued, would be
                          convertible for up to 346,623 shares of common stock.
     OWNED BY      -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       EACH          9
                          0
    REPORTING      -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
      PERSON         10
                          3,274,528 shares of common stock, all of which are
       WITH               directly owned by UBA. Mallya may be deemed to have a
                          Shared Power to dispose of the shares because UBA is
                          owned by a foreign corporation, the shares of which
                          are controlled by fiduciaries who may exercise
                          discretion in favor of Mallya amongst others. The
                          3,274,528 shares include 186,710 shares that are
                          issuable upon the conversion of the convertible note
                          of the issuer in favor of UBA. Additional convertible
                          notes may be issued in favor of UBA which, if issued,
                          would be convertible for up to 346,623 shares of
                          common stock.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,274,528 shares of common stock. The 3,274,528 shares include 186,710 shares that are issuable upon the conversion of the convertible note of the issuer in favor of UBA. Additional convertible notes may be issued in favor of UBA which, if issued, would be convertible for up to 346,623 shares of common stock.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_] N.A.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      58.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

United Breweries of America, Inc., a Delaware corporation (the "Reporting Person") and Dr. Vijay Mallya ("Mallya"), hereby amend the single joint statement on Schedule 13D as amended by Amendments No. 1, No. 2, No. 3, and No. 4 (collectively, the "Schedule 13D"), filed with the Securities and Exchange Commission, with respect to the shares of Common Stock, no par value (the "Common Stock"), of Mendocino Brewing Company, Inc., a California corporation (the "Issuer"), as follows:

Item 3.   Source and Amount of Funds or other Consideration
          -------------------------------------------------

          A new third paragraph is added to Item 3 to read as follows:

          On August 30, 1999, the Reporting Person agreed to convert the entire principal balance of the convertible notes, together with all accrued but unpaid interest thereon, into Common Stock. Pursuant to their terms, the convertible notes were convertible into Common Stock at a conversion price of one share of Common Stock for each $1.50 of principal and accrued but unpaid interest. However, in order to induce the Reporting Person to convert all of the convertible notes, at a meeting of the board of directors of the Issuer, all of the non-interested directors voted to offer to reduce the conversion price to $1.125 per share, the then-current market price of the Common Stock as traded on the Pacific Stock Exchange. The offer was accepted by the Reporting Person and, accordingly, 938,171 shares of Common Stock were issued to the Reporting Person.

          A new fourth paragraph is added to Item 3 to read as follows:

          Pursuant to a Loan Agreement, dated August 31, 1999 entered into by and between the Issuer and the Reporting Person, the Reporting Person agreed to provide a new credit facility to the Issuer in the maximum amount of $800,000 at an interest rate of 1.5% per annum above the prime rate offered by the Bank of America in San Francisco, California. A copy of the Loan Agreement is attached hereto as
          Exhibit 1. Each draw on the credit facility shall be evidenced by a convertible note in the amount of the draw. As of September 13, 1999, the Issuer has made a single draw on the credit facility, which is evidenced by a convertible note which is attached hereto as Exhibit 2. As of September 13, 1999, the aggregate amount drawn on the credit facility, together with interest accrued thereon, is equal to $280,064.88, which corresponds to the right to acquire up to 186,710 shares of Common Stock at a conversion price of $1.50 per share.

Item 4.   Purpose of Transaction
          ----------------------

          A new paragraph is added to Item 4 to read as follows:

          The conversion of the promissory notes issued by the Issuer in favor of the Reporting Person, together with all accrued and unpaid interest thereon, was made pursuant to an inducement offered by the non-interested directors of the board of directors of the Issuer. The inducement was offered by the board of directors after considering, among other factors, the current and average market price of the Common Stock as traded on the Pacific Stock Exchange, the current financial condition of the Issuer, the inability of the Issuer to make payments of interest on the notes, the inability of the Issuer to repay the notes as they became due, and the effect on the balance sheet of the Issuer of immediately eliminating $1,055,442.33 of debt.

          As a result of the conversion, the Reporting Person will own more than fifty percent (50%) of the Issuer. Accordingly, the Issuer has become a subsidiary of the Reporting Person.

          A new final paragraph is added to Item 4 to read as follows:

          Pursuant to the Loan Agreement, the Reporting Person agreed to provide a credit facility in the maximum amount of $800,000 to fund the working capital requirements of the Issuer. The Reporting Person further agreed to make the credit facility available to the Issuer in quarterly tranches. As of September 13, 1999, the Issuer has drawn $280,064.88 from the credit facility. If the Issuer draws the remaining amount of the credit facility, the Reporting Person will receive additional convertible notes which would be convertible for an additional 346,623 shares of Common Stock. To the extent that the Issuer does not make the required interest payments under the convertible notes, the Reporting Person would have the right to convert any such amounts into additional shares of Common Stock.

Item 5.   Interest in Securities of Issuer
          --------------------------------

          The first paragraph of subsection (a) of Item 5 is hereby amended in its entirety to read as follows:

               (a) As of September 13, 1999, Mallya may be deemed to be a beneficial owner of 3,274,528 shares of Common Stock because approximately 91.5% of the Reporting Person is owned by a foreign corporation, the shares of which are controlled by fiduciaries who may exercise discretion in favor of Mallya amongst others. The 3,274,528 shares constitutes approximately 58.3% of the outstanding Common Stock. If the Issuer draws on the entire amount of the credit facility, assuming no additional accruals of interest, the Reporting Person would be the beneficial owner of 346,623 shares of Common Stock, constituting approximately 60.7% of the outstanding Common Stock. Mallya may be deemed to have a shared power to vote and dispose of all of these shares.

          The first paragraph of subsection (d) of Item 5 is hereby amended in its entirety to read as follows:

               (d) Neil McGlynn and Balaram Dayaram Datwani, directors of the Reporting Person, own an aggregate of slightly less than 8.5% of the outstanding stock of the Reporting Person and, hence, may be deemed to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of Common Stock beneficially owned by the Reporting Person. Except as set forth in Item 2 and in this paragraph, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock beneficially owned by the Reporting Person or Mallya.

Item 7.   Materials to be Filed as Exhibits
          ---------------------------------

     1.   Loan Agreement dated August 31, 1999.
     2. Convertible Note dated September 7, 1999 in the principal amount of $280,064.88.


After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


September 14, 1999

                              UNITED BREWERIES OF AMERICA, INC.


                              By:    /s/ Dr. Vijay Mallya
                                   ---------------------------
                              Name:  Dr. Vijay Mallya
                              Title: Chairman and Chief Executive Officer


                              DR. VIJAY MALLYA


                              By:    /s/ Dr. Vijay Mallya
                                   ---------------------------
                                     Dr. Vijay Mallya

                                 EXHIBIT INDEX

                                                                                              Found on Sequentially
                                                                                              ---------------------
Exhibit                                                                                       Numbered Page
-------                                                                                       -------------
Exhibit 1.   Loan Agreement dated August 31, 1999                                                     7

Exhibit 2.   Convertible Note dated September 7, 1999 in the principal amount of $280,064.88         18